June 26, 2019

Alberto Lopez Gaffney
Chief Financial Officer
Despegar.com, Corp.
Juana Manso 999
Ciudad Aut noma de Buenos Aires, Argentina C1107CBR

       Re: Despegar.com, Corp.
           Form 20-F for the Year Ended December 31, 2018
           File No. 001-38209

Dear Mr. Gaffney:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2018

Item 4. Information on the Company
B. Business Overview
Payment Options, page 40

1. We note that you offer your customers financing installment plans and that more than
      55% of your transactions in both 2018 and 2017 were completed using an installment plan. Tell us your consideration of a significant financing component in these installment arrangements. Please refer to ASC 606-10-32-16. In your response, tell us if the installment payments are typically complete before, during, or after the travel occurs.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations, page 61

2. We note several factors including offsetting items for changes in certain of your statement of operations line items including a material change in cost of revenue. Where changes in
 Alberto Lopez Gaffney
Despegar.com, Corp.
June 26, 2019
Page 2
         your results of operations are attributable to more than one factor, please revise to discuss and quantify how each factor impacted your results of operations for the periods presented. Refer to Item 5.A of Form 20-F and Section III.D of SEC Release No. 33-6835.
Notes to the Consolidated Financial Statements
3. Summary of significant accounting policies
Revenue Recognition, page F-10

3. We note your revenue recognition policy that you recognize revenue upon the transfer of control of your promised services which generally occurs at the completion of the transaction on your website at the time of booking. Please explain to us and disclose how you determined that your performance obligation is satisfied at the time of booking rather than when the traveler uses the travel related service pursuant to ASC 606-10-50-19.
         Please include a discussion explaining to us whether you provide any significant post booking services to the traveler under your prepay/merchant and pay-at-
         destination/agency models.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at
(202) 551-
3379 with any questions.



FirstName LastNameAlberto Lopez Gaffney                        Sincerely,
Comapany NameDespegar.com, Corp.
                                                               Division of
Corporation Finance
June 26, 2019 Page 2                                           Office of
Transportation and Leisure
FirstName LastName